Exhibit 5.1

March 16, 2026

By email: lisa.dooley@honeywell.com

Matthew Ponicall,

Vice President, Total Benefits

Honeywell Aerospace Inc.,

1944 East Sky Harbor Circle North

Phoenix, AZ 85034

Re:	Honeywell Aerospace Puerto Rico Savings Plan &
Honeywell	Aerospace Puerto Rico Savings Plan Trust Fund

Dear Mr. Ponicall:

In accordance with 17 C.F.R. § 229.601(b)(5)(ii)(A), this is confirm that, in my opinion, the Honeywell Aerospace Puerto Rico Savings Plan (the “Plan”) and the trust fund forming part of the Plan, the Honeywell Aerospace Puerto Rico Savings Plan Trust Fund (the “Trust Fund”), are subject to, and properly comply with, the provision of Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), applicable to individual account plans.

The following facts and circumstances support my opinion:

1.

The Plan is a profit-sharing plan with a cash-or-deferred arrangement qualified under Section 1081.01 (a) of the Puerto Rico Internal Revenue Code of 2011, as amended (the “PRIRC”), and the Trust Fund is an employees’ trust exempt from:(a) Puerto Rico income taxation in accordance with PRIRC § 1081.01(a); and (b) United States income taxation in accordance with ERISA § 1022(i)(1) and Treas. Reg. § 1.501(a)-1(e).

2.

The official documents for the Plan and Trust Fund have been designed, and are intended to be operated, in accordance with the relevant plan qualification and tax-exemption provisions of PRIRC § 1081.01(a) and the reporting and disclosure, participation and vesting, fiduciary responsibility, and administration and enforcement provisions of Title I of ERISA.

3.

Active participation in the Plan is limited to the eligible employees of Honeywell Aerospace Inc. and its participating affiliates and subsidiaries who, in accordance with ERISA § 1022(i)(1), are bona fide residents of Puerto Rico.

4.	The Trust Fund is established, organized, and registered under the laws of Puerto Rico and its trustee is a financial institution located in Puerto Rico.

5.

In accordance with Circular Letter of Tax Policy No. 16-08, by the end of 2026, the Plan and Trust Fund will be filed with the Puerto Rico Treasury Department to obtain a determination letter confirming the Plan’s local qualification and the Trust Fund’s local tax exemption under PRIRC § 1081.01(a).

This opinion is being furnished to you solely for your benefit in connection with the filing by Honeywell International Inc. of a registration statement on Form S-8 (the “Registration Statement”) pursuant to the Securities Act of 1933, as amended, with respect to shares of Honeywell International Inc. common stock, par value $1.00 per share, that may be allocated to participant accounts under the Plan and is not to be used, circulated, quote, relied upon or otherwise referred to for any other purpose, without my prior written consent. I hereby consent to the use of this opinion as an exhibit to the Registration Statement.

If you have any questions or would like more information about this matter, please contact me at your earliest convenience.

Cordially,

/s/ Carlos Gonzalez

Carlos Gonzalez

cc:	Christopher Rukus (Aerospace)

Lisa Dooley (Honeywell)

Ashely Quick (Honeywell)

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